EXHIBIT 21
INDEPENDENT BANK CORPORATION
Subsidiaries of the Registrant

State of Incorporation
IBC Capital Finance III Ionia, Michigan	Delaware
IBC Capital Finance IV Ionia, Michigan	Delaware
Midwest Guaranty Trust I Ionia, Michigan	Delaware
Independent Bank Grand Rapids, Michigan	Michigan
IB Wealth Management, Inc., Grand Rapids, Michigan (a subsidiary of Independent Bank)	Michigan
IB Insurance Services, Inc., Grand Rapids, Michigan (a subsidiary of Independent Bank)	Michigan
Independent Title Services, Inc., Grand Rapids, Michigan (a subsidiary of Independent Bank Corporation)	Michigan
Independent Life Insurance Trust, Grand Rapids, Michigan (a subsidiary of Independent Bank)	Michigan

Note:  Table excludes insignificant subsidiaries, such as single-member limited liability companies formed solely to hold other real estate.